Contact

www.linkedin.com/in/
johnkrzeminski (LinkedIn)
alphaotto.com (Company)
puresurfacetech.com (Company)

Top Skills

Powertrain
CAE
CAD

John Krzeminski

President & CTO - Alpha-Otto Technologies
Detroit Metropolitan Area

Summary

Driven by the conviction that our collective endeavors should foster a beneficial footprint on our planet, my career is a testament to this ethos. With a specialty in powertrain engineering, I am committed to innovating energy and propulsion systems solutions that align with ecological sensitivity and climate responsiveness.

From the lecture halls of Kettering University to the pioneering labs of Ford Motor Company, my journey has been fueled by a fascination with transportation mechanics and the intricacies of propulsion systems. Earning high honors was just the beginning; the past 20 years have been a deep dive into developing cutting-edge propulsion system technologies, mastering the spectrum from conventional to hybrid powertrains with industry leaders.

At Strange Development, my role transcends the norm — it's a synergy of consulting and hands-on manufacturing of prototypes that embody next-gen engineering. This is where imaginative concepts are engineered into reality, where each prototype is not just a model but a potential vector for transformative industry change.

With Alpha-Otto Technologies, my path as Founder and CTO reflects an undying zeal for excellence and environmental stewardship. Here, the REVolution Engine Technology comes to life — a paradigm-shifting six-cycle engine born from a two-stroke heritage, redefining performance, efficiency, and environmental compatibility. This engine is not just another addition to the market; it's a flex-fuel capable powerhouse with a compelling power-to-weight ratio, unprecedented reliability, reduced emissions, and an economic production and maintenance framework.

Join forces with us as we pave the way for sustainable engineering and a brighter, cleaner future. If you are a forward-thinker, industry leader, or eco-conscious innovator looking to make a tangible impact, I invite you to reach out. Whether you need engineering consulting or prototype manufacturing through Strange Development or are interested in the energy innovations unfolding at Alpha-Otto, I'm here to collaborate and guide our collective journey towards sustainability. Contact me, and let's transform our vision into reality together.

For collaboration or inquiries, please connect with me here on LinkedIn or direct your emails to krzeminski@strangedevelopment.com

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Experience

Alpha-Otto Technologies
Founder and CTO
April 2022 - Present (4 years 1 month)
Detroit Metropolitan Area

Leading the development of new innovative clean propulsion system tech at Alpha-Otto Technologies.

Strange Development
Founder & CEO
2019 - Present (7 years)

Stellantis
Manager - Electrified Powertrain
2017 - 2019 (2 years)
Auburn Hills, Michigan

FCA Fiat Chrysler Automobiles
7 years 4 months

Manager – Intake Manifolds & Engine Mounted Charge Air Cooling
March 2015 - September 2017 (2 years 7 months)
Auburn Hills, Michigan

Managed and mentored product development team of 8 professionals specializing in Intake Manifold and Charge Air System development, design, and release. Provided technical direction and collaborated with other development teams to ensure component functionality. Led team in the design of all Intake systems for FCA, insuring performance metrics were met and maintaining development timelines to ensure achievement of milestones.

Intake Manifold Technical Specialist
June 2013 - March 2015 (1 year 10 months)
Auburn Hills, Michigan

Technical lead for all intake manifold development. Developed new technologies and methodologies, established best practices, insured designs meet program functional requirements, and provided manufacturing assessments.

Powertrain Design and Release Engineer
June 2010 - June 2013 (3 years 1 month)
Auburn Hills, Michigan

FEV, Inc.
Project Engineer
January 2007 - June 2010 (3 years 6 months)

Ford Motor Company
6 years 4 months

Design Engineer
December 2003 - January 2007 (3 years 2 months)
Dearborn, Michigan

Engineering Co-Op Student
October 2000 - December 2003 (3 years 3 months)
Dearborn, Michigan

Education

Kettering University
BSME, Mechanical Engineering - Automotive Powertrain
Specialty · (1999 - 2003)